UNITED STATES
                                             SECURITIES AND EXCHANGE COMMISSION
                                                        WASHINGTON, D.C. 20549

                                                              FORM 12B-25

                                                   NOTIFICATION OF LATE FILING

(Check One):       Form 10-K   ___ Form 20-F    __ Form 11-K      X    Form 10-Q
              -----                                             ------
    __ Form N-SAR

For Period Ended:  March  31, 2006

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                  -----------------------------------

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART 1--REGISTRANT INFORMATION (Official Text)

  PRG-Schultz International, Inc.
Full Name of Registrant

   N/A
Former Name if Applicable

600 Galleria Parkway, Suite 100
Address of Principal Executive Office (Street and Number)

Atlanta, GA 30339
City, State and Zip Code

PART II--RULES 12b-25(b) AND (c) (Official Text)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  X      (a)  The reasons  described in reasonable  detail in Part III of
-----         this form could not be eliminated  without  reasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE (Official Text)

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)


     As reported in the Company's Current Report on Form 8-K filed on March 23, 2003, the Company recently closed an exchange offer to exchange its former convertible subordinated notes for new senior notes, senior convertible notes, and preferred stock. As reported in the Company's Current Report on Form 8-K filed on May 10, 2006, the Company has not yet finalized the calculation of the non-cash charge to be taken in connection with the exchange offer. This calculation cannot be finalized to enable the Company to file its Form 10-Q for the quarter ended March 31, 2006 within the prescribed time period without unreasonable effort or expense. The Company intends to file its Form 10-Q for the quarter ended March 31, 2006 on or before May 15, 2006.


PART IV--OTHER INFORMATION (Official Text)

(1) Name and telephone number of person to contact in regard to this notification:

     ---------------------------------------------------------------------------------------------------------------

                Victor A. Allums                        (770)                             779-3900
     -------------------------------------  ---------------------------  -------------------------
                     (Name)                          (Area Code)                     (Telephone Number)
     ---------------------------------------------------------------------------------------------------------------


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

       X    Yes         No
     -----        -----

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

       X    Yes        No

     As reported in the Company's Current Report on Form 8-K filed on May 10, 2006, the Company anticipates a significantly greater loss for the first quarter of fiscal 2006 as compared to the first quarter of fiscal 2005. The anticipated greater loss includes: (1) a non-cash charge, currently estimated at $10.3 million, resulting from the exchange offer referenced in Part III of this form;
(2) a non-cash charge of $0.3 million due to stock option compensation; and (3) a charge of $0.4 million due to severance payments and operational restructuring.

                                   PRG-Schultz International, Inc.
                              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date:    May 10, 2006                    By:   /s/ Victor A. Allums
            --------------------------------     -------------------------------
                                                           Victor A. Allums
                                                      Senior Vice President


INSTRUCTION: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION:

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).